INTERDOM, CORP.

375 N. Stephanie St. - Suite 1411, Henderson, NV 89014-8909, tel.: (786) 262-9075

September 13, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  Kristina Aberg

Re: Interdom, Corp.

      Amendment No.1 to

      Registration Statement on Form S-1

      Filed on: July 28, 2010

      File No. 333-167084

Dear Ms. Aberg:

Further to your letter dated June 22, 2010, concerning the deficiencies in Amendment No. 1 to Registration Statement on Form S-1 filed on July 28, 2010, we provide the following responses:

The Offering, page 1

1.SEC Comment: You state that the duration of the offering will be 180 days unless extended by the board of directors. You also state that the offering will terminate on the earlier of such date as the offering is fully subscribed or upon a decision of the board to terminate the offering prior to the sale of all 2,500,000 shares. It is unclear from your disclosure when the offering will be terminated. Please clarify, if true, on the cover and page 1, that the offering will last for no longer 180 days unless terminated earlier due to the offering being fully subscribed or upon a decision of the board.

Response: We have clarified that the offering will last for no longer 180 days unless terminated earlier due to the offering being fully subscribed or upon a decision of the board:

The offering will last for no longer 180 days unless terminated on the earlier of (i) the date when the sale of all 2,500,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior to the completion of the sale of all 2,500,000 shares registered under the Registration Statement of which this Prospectus is part.

Prospectus cover page

2.SEC Comment: We refer to the sentence in the table that begins, “6,000,000, which amounts to approximately 41.67% of the issued and outstanding shares of common stock…” This sentence appears to be incomplete. In addition, there appears to be language missing in the left column indicating that this reflects the shares issued and outstanding after the offering. Please revise your disclosure.

Response: We have revised our disclosure and have included the missing text in the left column:

Shares Issued and Outstanding After Offering:	6,000,000 Registering shares represent approximately 41.67% of the issued and outstanding shares of common stocks, on a post-offering basis, assuming that all 2,500,000 shares will be sold.

Risk Factor, page 6

If we do not attract customers, we will not make a profit… page 7

3.SEC Comment: You state that you currently have no customers nor have identified any customers. On page 1 and elsewhere in the prospectus, however, you indicate that you have entered into a consulting agreement with Florida Exclusive Realty, LLC, suggesting that you do have one customer. Please reconcile your disclosure here and throughout the prospectus to clarify whether or not you currently have any customers. As applicable, please revise your disclosure to state, if true, that you currently generate no revenue and you may never generate any revenue from the consulting agreement with Florida Exclusive Realty, LLC.

Response: We have revised our disclosure on page 6 and throughout the prospectus to clarify that we currently have only one customer, Florida Exclusive Realty, LLC and that we currently generate no revenue and we may never generate any revenue from the consulting agreement with Florida Exclusive Realty, LLC.

IF WE DO NOT ATTRACT NEW CUSTOMERS, WE WILL NOT MAKE A PROFIT, WHICH ULTIMATELY WILL RESULT IN A CESSATION OF OPERATIONS.

We currently have only one customer, Florida Exclusive Realty, LLC. We currently generate no revenue and we may never generate any revenue from the consulting agreement with Florida Exclusive Realty, LLC. We have not identified any other customers and we cannot guarantee we ever will have any other customers.  Even if we obtain new customers, there is no guarantee that we will generate a profit. If we cannot generate a profit, we will have to suspend or cease operations.  You are likely to lose your entire investment if we cannot provide service to potential customers at fees which generate a profit.

Management’s Discussion and Analysis or Plan of Operation, page 15

Plan of Operation, page 15

4.SEC Comment: We note your response to our prior comment 8 of our letter dated June 22, 2010. Please revise this section to indicate the information in your response and more specifically disclose how your plan of operation will be impacted if you are unable to raise the maximum amount of this offering.

Response: We have revised this section to disclose the following:

If we are not able to raise the maximum amount of this offering, we still plan to implement all the aspects of our business plan except we will not be contracting any sales personnel. Depending on the amount of the funds raised we may need to reduce expenditures in areas of website development, marketing and advertising, and office set up.

More specifically, our operations will be impacted as follows:

1. In the area of website development, the reduced spending will result in simpler website with reduced graphics, and less features.

2. In the area of marketing and adverting, the reduced spending will result in less business travel, less advertising and simpler company logo.

3. In the area of office set up, the reduced spending will result in the purchase of less expensive computers, furniture and office supplies.

Liquidity and Capital Resources, page 17

5.SEC Comment: We refer to the following sentence in your revised disclosure, “Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company.” It is unclear what you mean by this sentence. Please revise to clarify.

Response: We have deleted this sentence.

6.SEC Comment: We refer to the first sentence of the first full paragraph on page 18 that states that you are “highly dependent upon the success of the private offerings of equity or debt securities” as described in the prospectus. It is unclear to us to what disclosure you are referring. Please tell us if you currently are or plan to engage during the course of this public offering in a private placement of securities. If so, please also provide us with an analysis as to why the private offering should not be integrated with your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

Response: The reference to the private offering was made in error; we do not plan to engage in any private offering during the course of this public offering. We have deleted this reference to the private offering.

7.SEC Comment: We have reviewed your revisions based on prior comment 9 of our letter dated June 22, 2010. Your revised disclosure provides one generalized recognition policy. Please revise to specifically address your revenue recognition policy for each of the nine services discussed on page 19 and 20.

Response:  We have revised to specifically address our revenue recognition policy for each of the nine services discussed on page 19 and 20:

More specifically revenue is recognized for each of our nine services when:

1.Real estate consulting: when consulting service has been provided and invoice issued

2.Comparative market analysis: when market analysis report has been accepted

3.Financial analysis for income properties: when financial analysis has been accepted.

4.Broker opinion: when opinion has been accepted.

5.Estimating the value of real property: when  the appraisal language has been accepted.

6.Property management: every month when management payments are received are received

7.Financial consulting; when consulting services has been provided and invoice issued.

8.Negotiating “short sales": when short sale has closed and commission to us paid.

9.Property auctions introduction and consulting: when consulting service has been provided and invoice issued.

Description of Business, page 19

Agreement with Florida Exclusive Realty, LLC. Page 21

8.SEC Comment: We have reviewed your revisions in response to prior comment 15 of our letter dated June 22, 2010. Please additionally clarify whether the agreement with Realty obligated Realty to utilize your services or of the agreement merely establishes the terms of potential services.

Response: The agreement establishes the terms of potential services; it does not obligate Realty to utilize our services.

Description of Business, page 19

9.SEC Comment: We have reviewed your response to our prior comment 16 and reissue the comment. We refer to the following language in Section 2 of the Consulting Agreement that Interdom “shall not assist any other person or organization that competes, or intends to compete with the Realty. Since the Consulting Agreement appears to preclude you from working with other real estate brokers, please tell us how this may affect your ability to attract new customer seeking real estate advisory services.

Response: Realty has agreed to remove the following language from the agreement: “shall not assist any other person or organization that competes, or intends to compete with the Realty”. We have added Addendum No.1 to the Consulting Agreement.

10.SEC Comment: We note your statement on page 21 that you are planning to start receiving compensation for your services from Florida Exclusive Realty LLC after completing your offering and setting up your office. Please revise to clarify, if true, that you may never generate any revenues from Realty.

Response: We have revised our statement on page 21 to clarify that we may never generate any revenues from Realty:

We are planning to start receiving compensation for our services from Florida Exclusive Realty LLC after completing our offering and setting up our office. We may never generate any revenues from Exclusive Realty LLC.

Government regulation, page 22

11. SEC Comment: We note your disclosure that you will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the construction and operation of any facility in any jurisdiction in which you would conduct activities. Please revise to clarify whether you intend construct and operate facilities and more specifically describe any regulations associated with your real estate consulting business.

Response: The Company has complied with this comment. The Company has revised its disclosure to delete any reference to constructing and operating facilities since such activities are not part of the Company’s business. We further clarify that the operation of our business is not subject to special regulatory requirements:

Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to our real estate consulting and evaluation business in any jurisdiction which we would conduct activities. In general, the operation of our business is not subject to special regulatory requirements.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Igor Rumiantsev

Igor Rumiantsev, President